                                 UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)


                           Federal-Mogul Corporation
                                ----------------
                                (Name of Issuer)

                                 Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  313549 10 7
                                 -------------
                                 (CUSIP Number)



  Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7.)

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  313549 10 7      13G


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norwest Corporation
          Tax Identification No.  41-0449260


- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*        (A)   ______
                                                              (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
  NUMBER OF     5   SOLE VOTING POWER

   SHARES                152,700

BENEFICIALLY        -----------------------------------------------------------
                    SHARED VOTING POWER
  OWNED BY      6
                         1,150
    EACH             -----------------------------------------------------------
                7   SOLE DISPOSITIVE POWER
 REPORTING
                         184,050
   PERSON       8   -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
    WITH
                         800
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            184,850

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Less than 5%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

            HC
- --------------------------------------------------------------------------------

CUSIP NO.  313549 10 7                      13G

- --------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Colorado, Inc.
              Tax Identification No.  84-1187164
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*          (A)   ______
                                                                (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              COLORADO
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                 14,700
                   ------------------------------------------------------------
BENEFICIALLY       SHARED VOTING POWER
               6
  OWNED BY                 1,150
                   ------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING               46,050
                   ------------------------------------------------------------
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH                     800
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          46,850

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Less than 5%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          HC
- --------------------------------------------------------------------------------

CUSIP NO.  313549 10 7                           13G

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Bank Denver, National Association
              Tax Identification No. 84-0187632
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*         (A)   ______
                                                               (B)   ______


- --------------------------------------------------------------------------------
    SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                14,700
                   ------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY               NONE
               7   ------------------------------------------------------------
    EACH           SOLE DISPOSITIVE POWER

 REPORTING               45,600
               8   ------------------------------------------------------------
   PERSON          SHARED DISPOSITIVE POWER

    WITH                 100
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          45,700

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]



- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Less than 5%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          BK
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)


Item 1(a)          Name of Issuer:
- ---------          --------------

                   Federal-Mogul Corporation

Item 1(b)          Address of Issuer's Principal Executive Offices:
- ---------          -----------------------------------------------

                   26555 Northwestern Highway
                   Southfield, MI 48034

Item 2(a)          Name of Person Filing:
- ---------          ---------------------

                   1.  Norwest Corporation

                   2.  Norwest Colorado, Inc. ("NCI")

                   3.  Norwest Bank Denver, National Association ("NBD")

                   This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(b). Attached is an agreement among the persons listed above to that effect. NCI is a direct subsidiary of Norwest Corporation. NBD is a direct subsidiary of NCI and an indirect subsidiary of Norwest Corporation.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------

              1.  Norwest Corporation
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1000

              2.  Norwest Colorado, Incorporated
                  One United Bank Center
                  1700 Lincoln Street
                  Denver, CO 80274-0010

              3.  Norwest Bank Denver, National Association
                  1700 Broadway
                  Denver, CO 80274-0005

Item 2(c)     Citizenship:
- ---------     -----------

              1.  Norwest Corporation is a Delaware corporation.
              2.  NCI is a Colorado corporation.
              3.  NBD is a national banking association.

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------

              Common Stock

Item 2(e)     CUSIP Number:
- ---------     ------------

              313549 10 7

Item 3        Type of Person:
- ------        --------------

              (g)  Parent holding company for Norwest Corporation
              (g)  Parent holding company for NCI
              (b)  Bank for NBD

Item 4        Ownership:
- ------        ---------

              1.  Norwest Corporation

              (a) Amount Beneficially Owned. At December 31, 1993, Norwest Corporation indirectly owned less than 5% of the common stock, and had no rights to acquire additional shares through the exercise of options or otherwise.

          2.  NCI

          (a) Amount Beneficially Owned. At December 31, 1993, NCI indirectly owned less than 5% of the common stock, and had no rights to acquire additional shares through the exercise of options or otherwise.


          3.  NBD

          (a) Amount Beneficially Owned. At December 31, 1993, NBD owned less than 5% of the common stock, and had no rights to acquire additional shares through the exercise of options or otherwise.

Item 5    Ownership of Five Percent or Less of Class:
- ------    ------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five per cent of the class of securities, check the following [X].

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
- ------    ---------------------------------------------------------------

          Not Applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired
- ------    ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          Not Applicable

Item 8    Identification and Classification of Members of the Group:
- ------    ---------------------------------------------------------

          Not Applicable

Item 9    Notice of Dissolution of Group:
- ------    ------------------------------

          Not Applicable

Item 10   Certification:
- -------   -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature:
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  January 12, 1994

NORWEST CORPORATION

By  /s/ Laurel A. Holschuh
    ----------------------
        Laurel A. Holschuh, Senior Vice President
          and Secretary

                                   AGREEMENT
                                   ---------

  The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed on behalf of Norwest Colorado, Inc. and Norwest Bank Denver, National Association by Norwest Corporation which directly holds 100% of the outstanding capital stock of Norwest Colorado, Inc. and directly or indirectly holds 99.9% of the outstanding capital stock of Norwest Bank Denver, National Association.

Dated:  January 12, 1994

NORWEST CORPORATION


By:  /s/ Laurel A. Holschuh
    -----------------------
         Laurel A. Holschuh, Senior Vice President
           and Secretary

NORWEST COLORADO, INC.


By:  /s/ Dennis D. Erickson
     ----------------------
         Dennis D. Erickson, Executive Vice
           President, Treasurer, Chief
           Financial Officer, and Assistant
           Secretary

NORWEST BANK DENVER, NATIONAL ASSOCIATION


By:  /s/ Denise B. Johnson
     ---------------------
         Denise B. Johnson, Vice President